

CARL ZEISS MEDITEC



Carl Zeiss Meditec AG 07740 Jena

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-115
Fax: +49 36 41/ 220-117
e-mail: p.kofler@meditec.zeiss.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Division/Dept.: Investor Relations
Your contact: Patrick Kofler

Our ref.: Pko/Mtr
Date: 2010-06-07

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	**Date of release**
Press Release	2010-06-04
Press Release	2010-06-07

Best regards,

Carl Zeiss Meditec AG
i. V.

P. Kofler

Patrick Kofler
Director Investor Relations

i. A.

M. Pfeil

Mandy Pfeil
Assistant Investor Relations

dlw 6/17


CARL ZEISS MEDITEC

WOC 2010: Carl Zeiss Meditec remains firmly on course for further success as ophthalmic solutions provider

The company unveils impressive range of new developments for the entire treatment spectrum.

JENA – 04 June 2010.
At the World Ophthalmology Congress (WOC) in Berlin Carl Zeiss Meditec is presenting its expanded offering of solutions for ophthalmology that has been greatly enhanced through important innovations in recent months. The ZEISS solutions simplify work processes and enable doctors to achieve optimal medical outcomes.

The ZEISS solutions at a glance:

- **ZEISS Toric Solution** – an optimally coordinated range of different products that allow the physician to implant toric intraocular lenses with greater ease and speed. Treatment outcomes are thus improved.

- **ZEISS Refractive Laser Solution** – an integrated treatment workplace for refractive surgery.

- **ZEISS Ophthalmic Data Management Solution** – a perfectly matched platform for the management of patient, diagnostic and OR data, guaranteeing a paperless workflow in the doctor's practice and operating room.

The innovations of the ZEISS Solutions at a glance:

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CARL ZEISS MEDITEC

- **IOLMaster® 500** – With automatic and non-contact measurement of the patient's eye, the new IOLMaster 500 offers the fastest and easiest way of calculating the right IOL for each patient. As a complete workstation for user-friendly biometry and totally reliable IOL selection, the IOLMaster 500 represents the latest generation of optical biometry that is specially designed to meet the needs of a modern cataract practice. The IOLMaster 500 is part of the ZEISS Toric Solution and, via the FORUM® platform, is an integral component of the ZEISS Ophthalmic Data Management Solution.

- **ZEISS bitoric MICS intraocular lenses** – Thanks to a new standard range (lenses to +4.0 D cyl and 16-24 D sph) Carl Zeiss Meditec offers fast delivery to its customers. The lenses can be calculated quickly and simply using the Z CALC™ online calculator. These bitoric IOLs are part of the ZEISS Toric Solution.

- The **ZEISS AT LISA toric 909MV** belongs to the ZEISS IOL family featuring violet filters. Besides classic UV protection these intraocular lenses offer good protection from the potentially more dangerous violet light spectrum. At the same time they transmit blue light, which plays an important role in regulation of the circadian rhythm, without impairing visual quality. The AT LISA toric 909MV is part of the ZEISS Toric Solution.

- **ZEISS OVD Portfolio** – The visco-elastic substances are used as part of the ZEISS Toric Solution for cataract treatment and help to enhance visibility of the operation area during the procedure and protect the corneal endothelium. From

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CARL ZEISS MEDITEC

dispersive, low-viscosity OVDs to cohesive, high-viscosity OVDs – Carl Zeiss offers OVDs with the right properties for every surgical procedure.

- **OPMI LUMERA® 700** – Awarded the red dot award for innovative product design, this surgical microscope combines a high-quality basic configuration with extensive options for surgery in the anterior and posterior ocular segments. With the new RESIGHT® 700 fundus viewing system and innovative Stereo Coaxial Illumination (SCI) illumination technology, it allows the doctor to see the patient's eye with hitherto unparalleled detail and brilliance. The OPMI LUMERA 700 can be integrated in the ZEISS Toric Solution.

- **Cirrus™ HD-OCT Version 5.0** – The new Version 5.0 of the Cirrus HD-OCT gold standard for optical coherence tomography enhances the functionality for diagnosis and therapy of glaucoma. The new Cirrus HD-OCT analysis of the optic nerve head automatically recognizes the margins of the optic disc and cup. As a means of simplifying the diagnosis, this information can be shown together with the data on the thickness of the retinal nerve fibre layer (RNFL) in a combined report. Finally, a new 3D image of the optic nerve head improves the presentation. With the aid of the FORUM data management system, all OCT data for clinical work is immediately available where and when it is needed.

- **VISUCAM® 200 and VISUCAM® 500** – The new VISUCAM 200 and 500 fundus cameras enable doctors to diagnose typical eye diseases such as diabetic retinopathy, glaucoma and AMD more effectively at a single workstation. The measurement of



macular pigment density is available as a new modality. These values can be used in patient anamneses to evaluate the risk of potential AMD development. As part of the ZEISS Ophthalmic Data Management Solution, the fundus camera images can be linked with Cirrus HD OCT images, permitting comprehensive and integrated examination of the retina. There is no longer any need for multiple data entry and paper printouts.

- **ReLEx**™ – This combination of precise femtosecond technology and lenticule extraction is the beginning of a new era in refractive surgery. ReLEx offers impressive clinical results for the physician. The key factor here is that the correction to the visual acuity is undertaken in the intact cornea, helping achieve greater precision in the predictability of the planned result. The gentle and fast treatment method of ReLEx, which is noiseless and odorless, enhances patient satisfaction. ReLEx reduces the amount of equipment needed by the physician, as only one laser is necessary. This makes it possible to treat patients efficiently. ReLEx is part of the ZEISS Refractive Laser Solution.

- **FORUM Advanced Version** – is a state-of-the-art data management solution for ophthalmology. With FORUM, all clinically relevant ophthalmic images and data which are created during diagnosis and treatment can be centrally archived and viewed on different workstations. This enables not only an efficient workflow in practices or clinics but also helps ensure that the patient information is consistent. All results, such as those from the new combined glaucoma report, can be discussed on one screen. FORUM is the core of the ZEISS Ophthalmic Data Management Solution.


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CARL ZEISS MEDITEC

"With these new products and technologies we have further supplemented our offering and improved it in several key points", says Dr. Ludwin Monz, President and CEO of Carl Zeiss Meditec AG. He continues: "We are proud that we have developed these innovations in close dialog with our customers and can therefore optimally cater to their needs. We will remain on course to further success as a solution provider for ophthalmology and therefore make a contribution to the more effective and efficient treatment of diseases."

Visitors to the WOC can obtain more information about the company's latest product and technology developments at the ZEISS Lunch Symposia. In the Carl Zeiss Innovation Symposium taking place in the Hotel Concorde from 7 p.m. on 6 June 2010, Carl Zeiss Meditec will present its integrated solution for ophthalmology to interested participants. Congress participants can register for all events at www.meditec.zeiss.com/woc or directly at the company's exhibition booth in Hall 13.

Contacts

Eva Sesselmann
Corporate Communications
Carl Zeiss Meditec AG
Goeschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-331
Fax: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Investor Relations
Carl Zeiss Meditec AG
Goeschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Press Release


ZEISS

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology companies.

The Company supplies innovative technologies and application-oriented solutions which enable doctors to improve the quality of life of their patients. The Company offers complete solutions, including implants and consumables, to diagnose and treat ophthalmic diseases. In the field of microsurgery the Company provides innovative visualization solutions. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiotherapy.

The Company's around 2,100 employees generated revenue of about EUR 600 million in fiscal year 2007/08 (ended Sept. 30). The headquarters of Carl Zeiss Meditec are located in Jena, Germany. In addition to other subsidiaries in Germany, the Company is represented by over 50 percent of its employees at sites in the USA, Japan, Spain and France.

Thirty-five percent of Carl Zeiss Meditec's shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently run business segments of Carl Zeiss AG operate in the future-oriented markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". Carl Zeiss AG is headquartered in Oberkochen, Germany. During fiscal year 2007/08 (ended Sept. 30) the company generated revenues of about EUR 2.7 billion. Carl Zeiss has around 13,000 employees in more than 30 countries, including more than 8,000 in Germany.

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CARL ZEISS MEDITEC

For further information please visit our website at:
www.meditec.zeiss.com

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CARL ZEISS MEDITEC

Significant Advance in Breast Cancer Therapy

Clinical effectiveness of single, targeted intraoperative radiotherapy (TARGIT) with INTRABEAM® proven by study - clear benefits for patients

JENA, GERMANY – 07 June 2010
Reduction of the duration of radiotherapy to one day and gentler treatment overall have now been clinically proven as benefits for breast cancer patients of a single course of targeted intraoperative radiotherapy with INTRABEAM® from Carl Zeiss Meditec. The procedure therefore has the potential to become the new standard treatment for early breast cancer. This has now been confirmed by the long-term international TARGIT-A study.

During intraoperative radiotherapy with INTRABEAM®, the surrounding tissue is targeted and irradiated during the operation directly after removal of the tumour. Healthy tissue is preserved. The TARGIT-A study is examining whether a single course of targeted, intraoperative radiotherapy administered using INTRABEAM has the same effect as a conventional, six-week course of external radiotherapy in patients with early breast cancer. The trial is the longest multicenter breast cancer study ever carried out. It was launched in March 2000 and has involved leading physicians and scientists from all over the world. Until now, 2,232 patients have participated in the study.

"The single course of intraoperative radiotherapy preserves the surrounding tissue during the treatment and reduces the dose on the skin," explains Professor Dr. Wenz, Director of the Universitätsklinik für Strahlentherapie und Radioonkologie in Mannheim and pioneer of the INTRABEAM treatment method. "For women with early breast cancer,

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CARL ZEISS MEDITEC

the current daily dose of radiotherapy administered over a period of six weeks could soon be replaced by a single INTRABEAM treatment during the surgical removal of the tumour."

Today, roughly ten percent of certified breast cancer centres in Germany intraoperative radiotherapy with INTRABEAM. "These impressive study results mean that we have passed a key milestone in breast cancer treatment with INTRABEAM. INTRABEAM has the potential to become the new global standard treatment for breast cancer. We will continue to invest in this field, to enable as many patients as possible to receive INTRABEAM treatment," said Dr. Ludwin Monz, President and CEO of Carl Zeiss Meditec AG.

Further information

About the TARGIT-A study
Since 1996, the international TARGIT group has researching a new method of delivering radiotherapy for breast cancer in which the treatment can be reduced to a single dose at the time of surgery. In this way, the affected tissue in the tumour bed can be irradiated from the inside out. The INTRABEAM radiotherapy system from Carl Zeiss is being used for this purpose. The intention of the study is to determine if the single dose can reduce the risk of recurrence of the cancer in the affected breast as effectively as the traditional post-operative method which lasts about six weeks. Chosen on a random basis, one half of the women taking part are offered conventional radiotherapy while the other half are offered intraoperative treatment. The results of the study were presented for the first time at the 2010 annual meeting of the ASCO (American Society of Clinical Oncology) in Chicago.
www.targit-research.org, www.targit.org.uk

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CARL ZEISS MEDITEC

About the INTRABEAM® system

INTRABEAM®, Carl Zeiss Meditec's ground-breaking radiotherapy system, provides a gentle treatment method for breast cancer. The radiation dose from INTRABEAM® is administered to the tumour bed in the operating room. The system utilizes a miniature X-ray source, a highly flexible support stand and a full range of radiation applicator options. Because the applicator is positioned directly in the tumour bed, the radiation dose can be delivered precisely to the targeted tissue. Following treatment, the applicator and miniature X-ray source are removed, the surgical site closed and the procedure complete.[1,2] Further information on INTRABEAM® is available at www.meditec.zeiss.com/radiotherapy or www.meditec.zeiss.com/intrabeam.

1. Vaidya, J. S., Baum, M., Tobias, J. S. et al., Targeted Intra-Operative Radiotherapy (Targit): An Innovative Method of Treatment for Early Breast Cancer. Annals of Oncology 2001, 12(8): 1075-80
2. Vaidya, J. S., Baum, M., Tobias, J. S. et al., The Novel Technique of Delivering Targeted Intraoperative Radiotherapy (Targit) for Early Breast Cancer. European Journal of Surgical Oncology 2002, 28(4): 447-54

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CARL ZEISS MEDITEC

Contacts

Eva Sesselmann
Corporate Communications
Carl Zeiss Meditec AG
Goeschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-331
Fax: +49 3641 220-112
E-mail: press@meditec.zeiss.com

Patrick Kofler
Investor Relations
Carl Zeiss Meditec AG
Goeschwitzer Straße 51-52
07745 Jena
Phone: +49 3641 220-106
Fax: +49 3641 220-117
E-mail: investors@meditec.zeiss.com

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology companies.

The Company supplies innovative technologies and application-oriented solutions which enable doctors to improve the quality of life of their patients. The Company offers complete solutions, including implants and consumables, to diagnose and treat ophthalmic diseases. In the field of microsurgery the Company provides innovative visualization solutions. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiotherapy.

The Company's around 2,100 employees generated revenue of about EUR 600 million in fiscal year 2007/08 (ended Sept. 30). The headquarters of Carl Zeiss Meditec are located in Jena, Germany. In addition to other subsidiaries in Germany, the Company is represented by over 50 percent of its employees at sites in the USA, Japan, Spain and France.

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ZEISS

CARL ZEISS MEDITEC

Thirty-five percent of Carl Zeiss Meditec's shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently run business segments of Carl Zeiss AG operate in the future-oriented markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". Carl Zeiss AG is headquartered in Oberkochen, Germany. During fiscal year 2007/08 (ended Sept. 30) the company generated revenues of about EUR 2.7 billion. Carl Zeiss has around 13,000 employees in more than 30 countries, including more than 8,000 in Germany.

For further information please visit our website at:
www.meditec.zeiss.com

Press Release